Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON APRIL 20, 2023

1.Date, Time and Place: On April 20, 2023, at 11:00 a.m., in a meeting held exclusively digitally, by videoconferencing (“Meeting”), the Board of Directors (“Board”) of Suzano S.A. (“Company”) were met.

2.Attendance: The following Directors of the Company attended the Meeting: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) e Rodrigo Calvo Galindo (Director). Additionally, also attending the Meeting, as guests, Chief Executive Officer, Mrs. Walter Schalka, Chief Financial, Legal and Investors Relations Officer, Mrs. Marcelo Bacci, and Ms. Silva Krueguer Pela, as secretary.

3.Call Notice: Dismissed, considering the attendance of all members of this Board, pursuant to article 13 of the Company’s Bylaws and clause 6.1. of the Board’s Internal Rules.

4.Chairman and Secretary: Mrs. David Feffer chaired the Meeting and Ms. Silvia Krueguer Pela acted as secretary.

5.Agenda: Revision and amendment of the following documents: (i) Internal Rules of the Board of Directors; (ii) Code of Ethics and Conduct; (iii) Integrated Risk Management Policy; (iv) Securities Trading Policy; and (v) Material Act of Fact Disclosure Policy.

6.Minutes in Summary Form: The members of the Board of Directors, unanimously, resolved to draw up these minutes in summary form.

7.	Presentation, Discussions and Resolution:

iWith the favorable opinion of the Statutory Audit Committee and the Management and Financial Committee, the Directors, unanimously, approved the proposal to the amendment of the following documents of the Company: (i) Internal Rules of the Board of Directors(ii) Code of Ethics

(Continuation of the Minutes of the Board of Directors Ordinary Meeting of Suzano S.A., held on April 20, 2023, at 11:00 a.m.)

and Conduct; (iii) Integrated Risk Management Policy; (iv) Securities Trading Policy; and (v) Material Act of Fact Disclosure Policy, pursuant the proposed drafts.

iiAfter the presentations, a discussion was initiated and, once the discussions were over, the agenda was finalized. There being no objections to the presentation, the matter was closed, as was the agenda.

Closing: There being no further matters to be discussed, the Meeting was closed. The minutes of the Meeting were drafted, read, and approved by all members of the Board of Directors presents, and the signatures will have retroactive effect to the date of the Meeting. It is recorded that the documents and presentations that were the basis for the matters delt at this Meeting were filled in the Governance Portal of the Company

São Paulo, SP, April 20, 2023.

David Feffer Chairman	Silvia Krueger Pela Secretary
Daniel Feffer Vice-Chairman of the Board of Directors	Nildemar Secches Vice-Chairman of the Board of Directors

Ana Paula Machado Pessoa Director	Gabriela Feffer Moll Director
Maria Priscila Rodini Vansetti Machado Director	Paulo Rogerio Caffarelli Director
Paulo Sergio Kakinoff Director	Rodrigo Calvo Galindo Director